J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

                                                                                                                                                                                                             December 30, 2024

Filed via EDGAR
Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject: Franklin Templeton ETF Trust (the “Trust”)
(File Nos. 333-208873; 811-23124)

Dear Ms. Rossotto:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”)
provided via telephone with regard to Post-Effective Amendment Nos. 113/117 to the Trust’s
Registration Statement on Form N-1A (the “Amendment”) related to the Franklin U.S. Dividend
Multiplier Index ETF and Franklin International Dividend Multiplier Index ETF series of the Trust (each, a “Fund” and collectively, the “Funds”), which was filed with the Commission on October 4, 2024 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).
The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1. Comment: Please consider removing the phrase “multiplier” from each Fund’s name and incorporating corresponding strategy revisions throughout the Prospectus. The Staff believes this term connotes a leveraged strategy, which does not appear to apply to the Funds.

Response: The Trust respectfully declines to make the requested change to the Funds’ names. The
Trust is not aware of any competitor ETFs that currently use the term “multiplier” in the fund’s name to refer to a leveraged strategy and accordingly does not believe the term would reasonably cause investor confusion in view of current market practices. The Trust further notes that at least two competitor funds that pursue dividend focused, non-leveraged investment strategies comparable to the Funds’ strategies also utilize the term “multiplier” in their names to refer to the fund’s dividend focused strategy, like the
Funds. The term “multiplier” as used in each Fund’s name is intended to modify the term “dividend” and together the phrase refers to the Fund’s investment objective to seek “excess” or “multiplied” dividend yield and as well as the Fund’s corresponding underlying index methodology (and therefore, the Funds’
investment strategies), which seeks to deliver excess or “multiplied” dividend yields relative to specified market indexes balanced against volatility and concentration risks using a three stage optimization process and market risk models, as further described in each Fund’s investment strategies disclosure. The
Trust respectfully submits that each Fund’s principal investment strategy disclosure appropriately reflects the terms in the Fund’s name. The Trust is also cognizant that, pursuant to Section 35(d) of the 1940 Act, a fund’s name may not be materially deceptive or misleading.

2. Comment: Please provide us with a copy of each Fund’s underlying index methodology, together with a list of such Fund’s top 20 anticipated holdings.

Response: The Trust has supplementally provided the underlying index methodologies, including each Fund’s top 20 anticipated holdings as requested.

3. Comment: The first sentence of the second paragraph in the Item 4 and Item 9 principal investment strategies sections of the Prospectus with respect to each Fund states as follows: “In particular, the construction process for the [Underlying Index] includes a security selection and weighting process that aims to deliver excess (or “multiplied”) dividend yield relative to the Parent Index balanced against volatility through an optimization process that is applied at each [quarterly/semiannual] reconstitution of the [Underlying Index].” We believe this statement is repetitive of disclosure included above. Consider revising or removing.

Response: The above-cited disclosure has been deleted as requested.

4. Comment: In the Item 4 principal investment strategies section of the Prospectus, the disclosure refers to an “optimization process” applied in the construction of each Fund’s underlying index. Please provide here or in the Item 9 section as appropriate, in plain English, additional information on the optimization process, including, for example, how the index components are determined. Specifically, please disclose what data is used in determining a security’s inclusion, and how a security’s dividend yield is optimized for this purpose. Please also disclose applicable index constraints. Finally, please explain how each Fund’s underlying index seeks to limit volatility and portfolio turnover.

Response: Each Fund has revised its Item 9 principal investment strategies disclosure as follows in response to this comment:

Franklin International Dividend Multiplier Index ETF

Eligible stocks (i.e., those included in the Parent Index) are analyzed via an optimization process that selects and weights stocks in a manner that seeks to maximize the portfolio’s dividend yield, subject to several constraints, such as those for individual stock, sector and country weightings, to try to limit volatility relative to the Parent Index and portfolio turnover. The optimization process simulates the returns of thousands of portfolios against the Parent Index to identify the portfolio with the maximum dividend information ratio. The dividend information ratio is calculated by dividing the excess dividend forecast yield of the portfolio by the standard deviation of the portfolio. Standard deviation measures the degree to which a portfolio's return varies from the average of its previous returns over a specified period of time. The dividend forecast yield estimate for each constituent security is calculated by dividing the dividend estimate by the stock price as of a specified cut-off date. Index weights are determined by the optimizer and constraints are applied to select the component securities for inclusion in the International Dividend Multiplier Underlying Index. At each semiannual reconstitution of the International Dividend Multiplier Underlying Index: (i) individual stock weightings are capped at 2.5%; (ii) sector weightings are constrained to a maximum of 30% of or
1.5 times their weightings in the Parent Index; ~~and~~ (iii) country weightings are constrained to a maximum of 30% or 2.0 times the weighting in the Parent Index, ~~if lower,~~ and a minimum country weight of 2.5% ~~of their weighting in the Parent Index~~; and (iv) the one-way turnover of the International Dividend Multiplier Underlying Index is capped at 20% (this portfolio turnover constraint may be relaxed if an optimal portfolio solution is not feasible).
Securities may be removed from the International Dividend Multiplier Underlying Index at
rebalance or reconstitution as a result of the optimization process and/or the application of the constraints described above or as a result of eligibility changes, including due to changes in market capitalization, corporate actions (e.g., mergers or bankruptcy) or de-listing.

Franklin U.S. Dividend Multiplier Index ETF
Eligible stocks (i.e., those included in the Parent Index) are analyzed via an optimization process that selects and weights stocks in a manner that seeks to maximize the portfolio’s dividend yield, subject to several constraints, such as those for individual stock and sector weightings, to try to limit volatility relative to the Parent Index, and portfolio turnover. The optimization process simulates the returns of thousands of portfolios against the Parent Index to identify the portfolio with the maximum dividend information ratio. The dividend information ratio is calculated by dividing the excess dividend forecast yield of the portfolio by the standard deviation of the portfolio. Standard deviation measures the degree to which a portfolio's return varies from the average of its previous returns over a specified period of time. The dividend forecast yield estimate for each constituent security is calculated by dividing the dividend estimate by the stock price as of a specified cut-off date. Index weights are determined by the optimizer and constraints are applied to select the component securities for inclusion in the U.S. Dividend Multiplier Underlying Index. At each quarterly reconstitution of the U.S. Dividend Multiplier Underlying Index: (i) individual stock weightings are capped at 5%; ~~and~~ (ii) sector weightings are constrained to a maximum of 30% of or 1.5 times their weightings in the Parent Index; and (iii) the one-way turnover of the U.S. Dividend
Multiplier Underlying Index is capped at 15% (this portfolio turnover constraint may be relaxed if an optimal portfolio solution is not feasible). Securities may be removed from the
Underlying Index at rebalance or reconstitution as a result of the optimization process and/or the application of the constraints described above or as a result of eligibility changes, including due to changes in market capitalization, corporate actions (e.g., mergers or bankruptcy) or de-listing.

5. Comment: Please disclose why a component security may be removed from an underlying index upon a reconstitution.

Response: The disclosure has been revised as requested as indicated above in response to
Comment 4.

6. Comment: The principal investment strategies disclosure for each Fund indicates that derivatives instruments may be included in the Fund’s portfolio to simulate components of the underlying index.
Please clarify whether derivatives will be included for purposes of calculating the Fund’s compliance with its 80% investment policy. If so, please confirm that such derivatives will have economic characteristics similar to the securities included in the Fund’s underlying index. Additionally, please disclose how each
Fund will value derivatives instruments for purposes of determining compliance with its 80% policy.

Response: Each Fund has added a clarifying statement as requested to the principal investment strategies section of the Prospectus indicating that derivatives investments that have economic characteristics or provide investment exposure similar to securities included in the underlying index will be counted towards the Fund’s 80% investment policy. The Trust supplementally notes that the Funds intend to take into account exposures created by derivative instruments for purposes of the Fund’s 80%
policy in a manner consistent with Rule 35d-1 under the 1940 Act. By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative’s notional amount, the Funds believe it is appropriate to use that amount for purposes of the 80% test. On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. The Trust respectfully submits that such treatment is consistent with the SEC’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the
80% basket if it has economic characteristics similar to the securities included in that basket.” See
Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001). The
Trust notes the impact of recent amendments to Rule 35d-1 and will revise the Funds’ approach to valuing derivative instruments for this purpose as required by the amendments by the compliance date for the amendments. Accordingly, the Trust respectfully declines to disclose the current approach to valuing derivatives for purposes of determining compliance with the Funds’ 80% investment policies, given the pending regulatory changes and corresponding change to the Funds’ current approach to calculating the value of derivatives for this purpose.

7. Comment: Each Fund’s principal investment strategies disclosure states that the Fund’s underlying index is governed by certain rules. Please disclose a summary of such rules.

Response: The above-cited disclosure has been removed. The Trust respectfully submits that each
Fund’s principal investment strategies disclosure, as revised in response to the Staff’s comments, accurately summarizes the underlying index methodology as appropriate, including with respect to selection and exclusion criteria, rebalancing and adjustments for corporate actions.

8. Comment: Please supplementally tell us the Franklin U.S. Dividend Multiplier Index ETF’s policy regarding proxy voting with respect to holdings of Franklin Resources, Inc. (“FRI”) included in its underlying index.

Response: Attached hereto as Exhibit A for reference are the Proxy Voting Policies and
Procedures (the “Policy”) adopted by the investment manager applicable to the Funds. With respect to the
Franklin U.S. Dividend Multiplier Index ETF’s holdings of FRI as included in its underlying index, consistent with the Policy, the Franklin Templeton Proxy Group would recommend voting in accordance with the ISS Sustainability Proxy Voting Guidelines.

9. Comment: We note each Fund’s Item 9 disclosure refers to preferred stocks. If preferred stocks are a principal investment of a Fund, please disclose in the Fund summary, including appropriate risk disclosure.

Response: The above-cited reference to preferred stocks is an illustrative example included in the definition of equity securities across the Franklin Templeton complex. The Trust confirms that all principal investments are disclosed in the summary section of the Prospectus for each Fund, and respectfully declines to revise the Item 9 equity security definition in response to this comment.

10. Comment: Please remove the reference to emerging market securities from the Prospectus, as they do not appear to be included in either Fund’s underlying index.

Response: The disclosure has been revised as requested.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

                                                                                              Very truly yours,

                                                                                                /s/ J. Stephen Feinour, Jr.
                                                                                                J. Stephen Feinour, Jr.

cc: Tara Gormel, Franklin Templeton
Harris Goldblat, Franklin Templeton
Julie Patel, Franklin Templeton
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

EXHIBIT A

March 2024

FRANKLIN TEMPLETON INVESTMENT
SOLUTIONS
Proxy Voting Policies & Procedures
An SEC Compliance Rule Policy and
Procedures*

RESPONSIBILITY OF THE INVESTMENT MANAGERS TO VOTE PROXIES

Franklin Templeton Investment Solutions, a separate investment group within Franklin Templeton, comprised of investment personnel from the SEC-registered investment advisers listed on Appendix A (hereinafter individually an “Investment Manager” and collectively the "Investment Managers") have delegated the administrative duties with respect to voting proxies for securities to the Franklin Templeton Proxy Group. Proxy duties consist of disseminating proxy materials and analyses of issuers whose stock is owned by any client (including both investment companies and any separate accounts managed by the Investment Managers) that has either delegated proxy voting administrative responsibility to the Investment Managers or has asked for information and/or recommendations on the issues to be voted. The Investment Managers will inform advisory clients that have not delegated the voting responsibility but that have requested voting advice about the Investment Managers’ views on such proxy votes. The Proxy Group also provides these services to other advisory affiliates of the Investment Managers.

The Proxy Group will process proxy votes on behalf of, and the Investment Managers vote proxies solely in the best interests of, separate account clients, the Investment Managers’-managed investment company shareholders, or shareholders of funds that have appointed Franklin Templeton International Services S.à.r.l. (“FTIS S.à.r.l.”) as the Management Company, provided such funds or clients have properly delegated such responsibility in writing, or, where employee benefit plan assets subject to the Employee Retirement Income Security Act of 1974, as amended, are involved (“ERISA accounts”), in the best interests of the plan participants and beneficiaries (collectively, "Advisory Clients"), unless (i) the power to vote has been specifically retained by the named fiduciary in the documents in which the named fiduciary appointed the Investment Managers or (ii) the documents otherwise expressly prohibit the Investment Managers from voting proxies. The Investment Managers recognize that the exercise of voting rights on securities held by ERISA plans for which the Investment Managers have voting responsibility is a fiduciary duty that must be exercised with care, skill, prudence and diligence.

In certain circumstances, Advisory Clients are permitted to direct their votes in a solicitation pursuant to the Investment Management Agreement. An Advisory Client that wishes to direct its vote shall give reasonable prior written notice to the Investment Managers indicating such intention and provide written instructions directing the Investment Managers or the Proxy Group to vote regarding the solicitation. Where such prior written notice is received, the Proxy Group will vote proxies in accordance with such written notification received from the Advisory Client.

The Investment Managers have adopted and implemented Proxy Voting Policies and Procedures (“Proxy Policies”) that they believe are reasonably designed to ensure that proxies are voted in the best interest of Advisory Clients in accordance with their fiduciary duties and rule 206(4)-6 under the Investment Advisers Act of 1940. To the extent that the Investment Managers have a subadvisory agreement with an affiliated investment manager (the “Affiliated Subadviser”) with respect to a particular Advisory Client, the Investment Managers may delegate proxy voting responsibility to the Affiliated Subadviser. The Investment Managers may also delegate proxy voting responsibility to a subadviser that is not an Affiliated Subadviser in certain limited situations as disclosed to fund shareholders (e.g., where an Investment Manager to a pooled investment vehicle has engaged a subadviser that is not an Affiliated Subadviser to manage all or a portion of the assets).

HOW THE INVESTMENT MANAGERS VOTE PROXIES Proxy Services

All proxies received by the Proxy Group will be voted based upon the Investment Managers’ instructions and/or policies. To assist it in analyzing proxies of equity securities, the Investment Managers subscribe to Institutional Shareholder Services Inc. ("ISS"), an unaffiliated third-party corporate governance research service that provides in-depth analyses of shareholder meeting agendas and vote recommendations. In addition, the Investment Managers subscribe to ISS’s Proxy Voting Service and Vote Disclosure Service. These services include receipt of proxy ballots, custodian bank relations, account maintenance, vote execution, ballot reconciliation, vote record maintenance, comprehensive reporting capabilities, and vote disclosure services. Also, the Investment Managers subscribe to Glass, Lewis & Co., LLC ("Glass Lewis"), an unaffiliated third-party analytical research firm, to receive analyses and vote recommendations on the shareholder meetings of publicly held U.S. companies, as well as a limited subscription to its international research.

* Rule 38a-1 under the Investment Company Act of 1940 (“1940 Act”) and Rule 206(4)-7 under the Investment Advisers Act of 1940 (“Advisers Act”) (together the Compliance Rule”) require registered investment companies and registered investment advisers to, among other things, adopt and implement written policies and procedures reasonably designed to prevent violations of the federal securities laws (“Compliance Rule Policies and Procedures”).

Although analyses provided by ISS, Glass Lewis, and/or another independent third-party proxy service provider (each a “Proxy Service”) are thoroughly reviewed and considered in making a final voting decision, the Investment Managers do not consider recommendations from a Proxy Service or any third-party to be determinative of the Investment Managers’ ultimate decision. Rather, the Investment Managers exercise their independent judgment in making voting decisions. As a matter of policy, the officers, directors and employees of the Investment Managers and the Proxy Group will not be influenced by outside sources whose interests conflict with the interests of Advisory Clients.

For ease of reference, the Proxy Policies often refer to all Advisory Clients. However, our processes and practices seek to ensure that proxy voting decisions are suitable for individual Advisory Clients. In some cases, the Investment Managers’ evaluation may result in an individual Advisory Client or Investment Manager voting differently, depending upon the nature and objective of the fund or account, the composition of its portfolio, whether the Investment Manager has adopted a specialty or custom voting policy, and other factors.

Conflicts of Interest

All conflicts of interest will be resolved in the best interests of the Advisory Clients. The Investment Managers are affiliates of a large, diverse financial services firm with many affiliates and makes its best efforts to mitigate conflicts of interest. However, as a general matter, the Investment Managers take the position that relationships between certain affiliates that do not use the “Franklin Templeton” name (“Independent Affiliates”) and an issuer (e.g., an investment management relationship between an issuer and an Independent Affiliate) do not present a conflict of interest for an Investment Manager in voting proxies with respect to such issuer because: (i) the Investment Managers operate as an independent business unit from the Independent Affiliate business units, and (ii) informational barriers exist between the Investment Managers and the Independent Affiliate business units.

Material conflicts of interest could arise in a variety of situations, including as a result of the Investment Managers’ or an affiliate’s (other than an Independent Affiliate as described above): (i) material business relationship with an issuer or proponent, (ii) direct or indirect pecuniary interest in an issuer or proponent; or (iii) significant personal or family relationship with an issuer or proponent. Material conflicts of interest are identified by the Proxy Group based upon analyses of client, distributor, broker dealer, and vendor lists, information periodically gathered from directors and officers, and information derived from other sources, including public filings. The Proxy Group gathers and analyzes this information on a best-efforts basis, as much of this information is provided directly by individuals and groups other than the Proxy Group, and the Proxy Group relies on the accuracy of the information it receives from such parties.

Nonetheless, even though a potential conflict of interest between the Investment Managers or an affiliate (other than an Independent Affiliate as described above) and an issuer may exist: (1) the Investment Managers may vote in opposition to the recommendations of an issuer’s management even if contrary to the recommendations of a third-party proxy voting research provider; (2) if management has made no recommendations, the Proxy Group may defer to the voting instructions of the Investment Managers; and (3) with respect to shares held by Franklin Resources, Inc. or its affiliates for their own corporate accounts, such shares may be voted without regard to these conflict procedures.

Otherwise, in situations where a material conflict of interest is identified between the Investment Managers or one of its affiliates (other than Independent Affiliates) and an issuer, the Proxy Group may vote consistent with the voting recommendation of a Proxy Service or send the proxy directly to the relevant Advisory Clients with the Investment Managers’ recommendation regarding the vote for approval. To address certain affiliate conflict situations, the Investment Managers will employ pass-through voting or mirror voting when required pursuant to a fund’s governing documents or applicable law.

Where the Proxy Group refers a matter to an Advisory Client, it may rely upon the instructions of a representative of the Advisory Client, such as the board of directors or trustees, a committee of the board, or an appointed delegate in the case of a U.S. registered investment company, a conducting officer in the case of a fund that has appointed FTIS S.à.r.l as its Management Company, the Independent Review Committee for Canadian investment funds, or a plan administrator in the case of an employee benefit plan. A quorum of the board of directors or trustees or of a committee of the board can be reached by a majority of members, or a majority of non-recused members. The Proxy Group may determine to vote all shares held by Advisory Clients of the Investment Managers and affiliated Investment Managers (other than Independent Affiliates) in accordance with the instructions of one or more of the Advisory Clients.

The Investment Managers may also decide whether to vote proxies for securities deemed to present conflicts of interest that are sold following a record date, but before a shareholder meeting date. The Investment Managers may consider various factors in deciding whether to vote such proxies, including the Investment Managers’ long-term view of the issuer’s securities for investment, or it may defer the decision to vote to the applicable Advisory Client. The Investment Managers also may be unable to vote, or choose not to vote, a proxy for securities deemed to present a conflict of interest for any of the reasons outlined in the first paragraph of the section of these policies entitled “Proxy Procedures.”

Weight Given Management Recommendations

One of the primary factors the Investment Managers consider when determining the desirability of investing in a particular company is the quality and depth of that company's management. Accordingly, the recommendation of management on any issue is a factor that the Investment Managers consider in determining how proxies should be voted. However, the Investment Managers do not consider recommendations from management to be determinative of the Investment Managers’ ultimate decision. Each issue is considered on its own merits, and the Investment Managers will not support the position of a company's management in any situation where it determines that the ratification of management's position would adversely affect the investment merits of owning that company's shares.

Engagement with Issuers

The Investment Managers believe that engagement with issuers is important to good corporate governance and to assist in making proxy voting decisions. The Investment Managers may engage with issuers to discuss specific ballot items to be voted on in advance of an annual or special meeting to obtain further information or clarification on the proposals. The Investment Managers may also engage with management on a range of environmental, social or corporate governance issues throughout the year.

THE PROXY GROUP

The Proxy Group is part of Franklin Templeton’s Stewardship Team. Full-time staff members and support staff are devoted to proxy voting administration and oversight and providing support and assistance where needed. On a daily basis, the Proxy Group will review each proxy upon receipt as well as any agendas, materials and recommendations that they receive from a Proxy Service or other sources. The Proxy Group maintains a record of all shareholder meetings that are scheduled for companies whose securities are held by the Investment Managers’ managed funds and accounts. For each shareholder meeting, a member of the Proxy Group will consult with the research analyst that follows the security and provide the analyst with the agenda, analyses of one or more Proxy Services, recommendations and any other information provided to the Proxy Group. Except in situations identified as presenting material conflicts of interest, the Investment Managers’ research analyst and relevant portfolio manager(s) are responsible for making the final voting decision based on their review of the agenda, analyses of one or more Proxy Services, proxy statements, their knowledge of the company and any other information publicly available.

In situations where the Investment Managers have not responded with vote recommendations to the Proxy Group by the deadline date, the Proxy Group may vote consistent with the vote recommendations of a Proxy Service. Except in cases where the Proxy Group is voting consistent with the voting recommendation of a Proxy Service, the Proxy Group must obtain voting instructions from the Investment Managers’ research analysts, relevant portfolio manager(s), legal counsel and/or the Advisory Client prior to submitting the vote. In the event that an account holds a security that an Investment Manager did not purchase on its behalf, and the Investment Manager does not normally consider the security as a potential investment for other accounts, the Proxy Group may vote consistent with the voting recommendations of a Proxy Service or take no action on the meeting.

PROXY ADMINISTRATION PROCEDURES

Situations Where Proxies Are Not Voted

The Proxy Group is fully cognizant of its responsibility to process proxies and maintain proxy records as may be required by relevant rules and regulations. In addition, the Investment Managers understand their fiduciary duty to vote proxies and that proxy voting decisions may affect the value of shareholdings. Therefore, the Investment Managers will generally attempt to process every proxy they receive for all domestic and foreign securities.

However, there may be situations in which the Investment Managers may be unable to successfully vote a proxy, or may choose not to vote a proxy, such as where: (i) a proxy ballot was not received from the custodian bank; (ii) a meeting notice was received too late; (iii) there are fees imposed upon the exercise of a vote and it is determined that such fees outweigh the benefit of voting; (iv) there are legal encumbrances to voting, including blocking restrictions in certain markets that preclude the ability to dispose of a security if an Investment Manager votes a proxy or where the Investment Manager is prohibited from voting by applicable law, economic or other sanctions, or other regulatory or market requirements, including but not limited to, effective Powers of Attorney; (v) additional documentation or the disclosure of beneficial owner details is required; (vi) the Investment Managers held shares on the record date but has sold them prior to the meeting date; (vii) the Advisory Client held shares on the record date, but the Advisory Client closed the account prior to the meeting date; (viii) a proxy voting service is not offered by the custodian in the market; (ix) due to either system error or human error, the Investment Managers’ intended vote is not correctly submitted; (x) the Investment Managers believe it is not in the best interest of the Advisory Client to vote the proxy for any other reason not enumerated herein; or (xi) a security is subject to a securities lending or similar program that has transferred legal title to the security to another person.

Rejected Votes

Even if the Investment Managers use reasonable efforts to vote a proxy on behalf of their Advisory Clients, such vote or proxy may be rejected because of (a) operational or procedural issues experienced by one or more third parties involved in voting proxies in such jurisdictions; (b) changes in the process or agenda for the meeting by the issuer for which the Investment Managers do not have sufficient notice; or (c) the exercise by the issuer of its discretion to reject the vote of the Investment Managers. In addition, despite the best efforts of the Proxy Group and its agents, there may be situations where the Investment Managers’ votes are not received, or properly tabulated, by an issuer or the issuer’s agent.

Securities on Loan

The Investment Managers or their affiliates may, on behalf of one or more of the proprietary registered investment companies advised by the Investment Managers or their affiliates, make efforts to recall any security on loan where the Investment Manager or its affiliates (a) learn of a vote on an event that may materially affect a security on loan and (b) determine that it is in the best interests of such proprietary registered investment companies to recall the security for voting purposes. The ability to timely recall shares is not entirely within the control of the Investment Managers. Under certain circumstances, the recall of shares in time for such shares to be voted may not be possible due to applicable proxy voting record dates or other administrative considerations.

Split Voting

There may be instances in certain non-U.S. markets where split voting is not allowed. Split voting occurs when a position held within an account is voted in accordance with two differing instructions. Some markets and/or issuers only allow voting on an entire position and do not accept split voting. In certain cases, when more than one Franklin Templeton investment manager has accounts holding shares of an issuer that are held in an omnibus structure, the Proxy Group will seek direction from an appropriate representative of the Advisory Client with multiple Investment Managers (such as a conducting officer of the Management Company in the case of a SICAV), or the Proxy Group will submit the vote based on the voting instructions provided by the Investment Manager with accounts holding the greatest number of shares of the security within the omnibus structure.

Bundled Items

If several issues are bundled together in a single voting item, the Investment Managers will assess the total benefit to shareholders and the extent that such issues should be subject to separate voting proposals.

PROCEDURES FOR MEETINGS INVOLVING FIXED INCOME SECURITIES & PRIVATELY HELD ISSUERS

From time to time, certain custodians may process events for fixed income securities through their proxy voting channels rather than corporate action channels for administrative convenience. In such cases, the Proxy Group will receive ballots for such events on the ISS voting platform. The Proxy Group will solicit voting instructions from the Investment Managers for each account or fund involved. If the Proxy Group does not receive voting instructions from the Investment Managers, the Proxy Group will take no action on the event. The Investment Managers may be unable to vote a proxy for a fixed income security, or may choose not to vote a proxy, for the reasons described under the section entitled “Proxy Procedures.” In the rare instance where there is a vote for a privately held issuer, the decision will generally be made by the relevant portfolio managers or research analysts.

The Proxy Group will monitor such meetings involving fixed income securities or privately held issuers for conflicts of interest in accordance with these procedures. If a fixed income or privately held issuer is flagged as a potential conflict of interest, the Investment Managers may nonetheless vote as it deems in the best interests of its Advisory Clients. The Investment Managers will report such decisions on an annual basis to Advisory Clients as may be required.

Appendix A

These Proxy Policies apply to accounts managed by personnel within Franklin Templeton Investment Solutions, which includes the following Investment Managers:

Franklin Advisers, Inc. (FAV)
Franklin Advisory Services, LLC (FASL)
Franklin Mutual Advisers LLC (FMA)
Franklin Templeton Investments Corp. (FTIC)
Franklin Templeton Investment Management Limited (FTIML)
Templeton Asset Management Ltd. (TAML)

The following Proxy Policies apply to FAV, FMA, FTIC, FTIML, and TAML only:

HOW THE INVESTMENT MANAGERS VOTE PROXIES Proxy Services

Certain of the Investment Managers’ separate accounts or funds (or a portion thereof) are included under Franklin Templeton Investment Solutions (“FTIS”), a separate investment group within Franklin Templeton, and employ a quantitative strategy.

For such accounts, FTIS’s proprietary methodologies rely on a combination of quantitative, qualitative, and behavioral analysis rather than fundamental security research and analyst coverage that an actively managed portfolio would ordinarily employ. Accordingly, absent client direction, in light of the high number of positions held by such accounts and the considerable time and effort that would be required to review proxy statements and ISS or Glass Lewis recommendations, the Investment Manager may review ISS’s non-US Benchmark guidelines, ISS’s specialty guidelines (in particular, ISS’s Sustainability guidelines), or Glass Lewis’s US guidelines (the “the ISS and Glass Lewis Proxy Voting Guidelines”) and determine, consistent with the best interest of its clients, to provide standing instructions to the Proxy Group to vote proxies according to the recommendations of ISS or Glass Lewis.

In addition, the Investment Managers receive in-house voting research from Franklin Templeton’s Stewardship Team (FT Stewardship). FT Stewardship provides customized research on specific corporate governance issues that is tailored to the investment manager and corporate engagement undertaken. This research may include opinions on voting decisions, however there is no obligation or inference for the investment manager to formally vote in line with these opinions. This research supports the independent vote decision making process, and may reduce reliance on third-party advice for certain votes.

The Investment Manager, however, retains the ability to vote a proxy differently than ISS or Glass Lewis recommends if the Investment Manager determines that it would be in the best interests of Advisory Clients.

The following Proxy Policies apply to FASL only:

HOW THE INVESTMENT MANAGERS VOTE PROXIES Proxy Services

Passively managed exchange traded funds (collectively, “ETFs”), seek to track a particular securities index. As a result, each ETF may hold the securities of hundreds of issuers. Because the primary criteria for determining whether a security should be included (or continued to be included) in an ETF’s investment portfolio is whether such security is a representative component of the securities index that the ETF is seeking to track, the ETFs do not require the fundamental security research and analyst coverage that an actively managed portfolio would require. Accordingly, in light of the high number of positions held by an ETF and the considerable time and effort that would be required to review proxy statements and ISS or Glass Lewis recommendations, the Investment Manager may review ISS’s non-US Benchmark guidelines, ISS’s specialty guidelines (in particular, ISS’s Sustainability guidelines), or Glass Lewis’s US guidelines (the “ISS and Glass Lewis Proxy Voting Guidelines”) and determine, consistent with the best interest of its clients, to provide standing instructions to the Proxy Group to vote proxies according to the recommendations of ISS or Glass Lewis rather than analyze each individual proxy vote. Permitting the Investment Manager of the ETFs to defer its judgment for voting on a proxy to the recommendations of ISS or Glass Lewis may result in a proxy related to the securities of a particular issuer held by an ETF being voted differently from the same proxy that is voted on by other funds managed by the Investment Managers.

In addition, the investment managers receive in-house voting research from Franklin Templeton’s Stewardship Team (FT Stewardship). FT Stewardship provides customized research on specific corporate governance issues that is tailored to the investment manager and corporate engagement undertaken. This research may include opinions on voting decisions, however there is no obligation or inference for the investment manager to formally vote in line with these opinions. This research supports the independent vote decision making process, and may reduce reliance on third-party advice for certain votes.

The following Proxy Policies apply to FTIC, FTIML, and TAML only:

HOW THE INVESTMENT MANAGERS VOTE PROXIES Proxy Services

For accounts managed by the Templeton Global Equity Group (“TGEG”), in making voting decisions, the Investment Manager may consider Glass Lewis’s Proxy Voting Guidelines, ISS’s Benchmark Policies, ISS’s Sustainability Policy, and TGEG’s custom sustainability guidelines, which reflect what TGEG believes to be good environmental, social, and governance practices.

The following Proxy Policies apply to FTIC only:

RESPONSIBILITY OF THE INVESTMENT MANAGERS TO VOTE PROXIES

To the extent that the Investment Manager has a subadvisory agreement with an affiliated investment manager (the “Affiliated Subadviser”) with respect to a particular Advisory Client or the Investment Manager chooses securities for an Advisory Client’s portfolios that are recommended by an Affiliated Subadviser, the Investment Manager may delegate proxy voting responsibility to the Affiliated Subadviser or vote proxies in accordance with the Affiliated Subadviser’s recommendations.